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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               BABYUNIVERSE, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    056332109
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                                 (CUSIP Number)


                            D. E. Shaw Composite Side
                             Pocket Series 1, L.L.C.
                                Attn: Compliance
                               Department 120 West
                               Forty-Fifth Street
                              39th Floor, Tower 45
                               New York, NY 10036
                                 (212) 478-0000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:
                                 William H. Gump
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 12, 2007
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             (Date of Event which Requires Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                  SCHEDULE 13D

--------------------------------------                        ------------------
CUSIP No. 056332109                                           Page 2 of 8 Pages
----------- --------------------------                        ------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            eToys Direct, Inc.
            FEIN 20-0977196
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            SC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,153,553 (See Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,153,553 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.9% (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            CO
----------- --------------------------------------------------------------------


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


                                  SCHEDULE 13D

--------------------------------------                        ------------------
CUSIP No. 056332109                                           Page 3 of 8 Pages
----------- --------------------------                        ------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D. E. Shaw Composite Side Pocket Series 1, L.L.C.
            FEIN 20-4042493
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,153,553 (See Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,153,553 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.9% (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            0O (See Item 2)
----------- --------------------------------------------------------------------


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


                                  SCHEDULE 13D

--------------------------------------                        ------------------
CUSIP No. 056332109                                           Page 4 of 8 Pages
----------- --------------------------                        ------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D. E. Shaw & Co., L.P.
            FEIN 13-3695715
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,153,553 (See Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,153,553 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.9% (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, PN (See Item 2)
----------- --------------------------------------------------------------------


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------                        ------------------
CUSIP No. 056332109                                           Page 5 of 8 Pages
----------- --------------------------                        ------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D. E. Shaw & Co., L.L.C.
            FEIN 13-3799946
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,153,553 (See Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,153,553 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.9% (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO (See Item 2)
----------- --------------------------------------------------------------------


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


                                  SCHEDULE 13D

--------------------------------------                        ------------------
CUSIP No. 056332109                                           Page 6 of 8 Pages
----------- --------------------------                        ------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David E. Shaw
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,153,553 (See Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,153,553 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.9% (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------


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


Item 1.   Security and Issuer

     This Amendment No. 1 (the "First Amendment") amends the initial Schedule 13D (the "Schedule 13D") filed on March 23, 2007, with the Securities and Exchange Commission (the "Commission"), by the Reporting Persons (as defined in the Schedule 13D), with respect to the common stock, par value $.001 per share, of BabyUniverse, Inc., a Florida corporation ("BabyUniverse"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D.

     Item 3. Source and Amount of Funds or Other Consideration

         The description contained herein supplements Item 3 in the Schedule 13D and should be read in connection therewith.

     On September 12, 2007, the Merger Agreement was amended ("Amendment No.1 to the Merger Agreement") to extend from September 13, 2007 to October 19, 2007 the date after which either BabyUniverse or eToys Direct, Inc. may terminate the Merger Agreement if the Merger has then not been consummated (unless the failure of the Merger to have been consummated is primarily attributable to the breach of the party so seeking to terminate the Merger Agreement). The Amendment No.1 to the Merger Agreement is included as Exhibit 99.6 hereto and is incorporated herein by reference. Any description of the Merger Agreement or Amendment No.1 to the Merger Agreement contained herein is qualified in its entirely by reference to Exhibits 99.1 and 99.6 respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The description contained herein supplements Item 6 in the Schedule 13D and should be read in conjunction therewith.

     The information set forth under Item 3 of this First Amendment and in
Exhibit 99.6 attached hereto is incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits

Exhibit             Description
-------             -----------

99.1* Agreement and Plan of Merger, dated as of March 13, 2007, by and among BabyUniverse, Inc., Baby Acquisition Sub, Inc., and eToys Direct, Inc.

99.2* Voting Agreement, dated as of March 13, 2007, by and among eToys Direct, Inc. and the individuals and parties listed on Schedule A thereto.

99.3*               Power of Attorney, granted by David E. Shaw relating to D.
                    E. Shaw & Co., Inc. in favor of certain of the signatories thereto, among others, dated February 24, 2004.

99.4*               Power of Attorney, granted by David E. Shaw relating to D.
                    E. Shaw & Co. II, Inc. in favor of certain of the signatories thereto, among others, dated February 24, 2004.

99.5* Joint Filing Agreement by and among the Reporting Persons, dated as of March 23, 2007.

99.6 First Amendment to Agreement and Plan of Merger, dated as of September 12, 2007, by and among BabyUniverse, Inc., Baby Acquisition Sub, Inc., and eToys Direct, Inc.

*Previously filed as an exhibit to the Schedule 13D filed with the Commission on March 23, 2007.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic were previously filed as exhibits to the Schedule 13D filed with the Commission on March 23, 2007 and are incorporated herein by reference.

Dated: September 13, 2007

                                   ETOYS DIRECT, INC.

                                   By: /s/ Michael J. Wagner
                                       -----------------------------------------
                                       Name:   Michael J. Wagner
                                       Title:  Chief Executive Officer

                                   D. E. SHAW COMPOSITE SIDE POCKET
                                        SERIES 1, L.L.C.

                                        By: D. E. SHAW & CO., L.L.C., as Manager

                                   By: /s/ Eric Wepsic
                                       -----------------------------------------
                                       Name:   Eric Wepsic
                                       Title:  Managing Director

                                   D. E. SHAW & CO., L.P.

                                   By: /s/ Eric Wepsic
                                       -----------------------------------------
                                       Name:   Eric Wepsic
                                       Title:  Managing Director

                                   D. E. SHAW & CO., L.L.C.

                                   By: /s/ Eric Wepsic
                                       -----------------------------------------
                                       Name:   Eric Wepsic
                                       Title:  Managing Director

                                   DAVID E. SHAW

                                   By: /s/ Eric Wepsic
                                       -----------------------------------------
                                       Name:   Eric Wepsic
                                       Title: Attorney-in-Fact for David E. Shaw